PINGIFY INTERNATIONAL INC.
  Suite 2020 (Scotia Place, Tower 1), 10060 Jasper Ave. Edmonton, AB, T5J 1V9.
                    Telephone (780)628-6867 Fax (780)669-5859
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                                                                  March 16, 2012

Jan Woo, Staff Attorney
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re: Pingify International Inc.
    Registration Statement on Form S-1
    Filed February 14, 2012
    File No. 333-179505

Dear Ms. Woo:

Thank you for your assistance in the review of our filing. In response to your comment letter dated March 12, 2012 we have the following responses. We have filed on EDGAR a marked revised copy of our Registration Statement on Form S-1/A which incorporates the changes made in response to your comments as itemized herein.

Prospectus Cover Page

     1. We have revised the cover page to disclose that the company will utilize an Escrow Agent for the deposit of the funds. We have removed the risk factor on page 10.

General

     2. We respectfully submit that because we intend to file a Form 8-A promptly after this Registration Statement becomes effective and thereby become a "reporting issuer" under Section 12 of the Securities Exchange Act of 1934 we do not believe adding a risk factor discussing
          Section 15(d) would be appropriate.

     3. We have added a risk factor regarding Mr. Milutin's other business activities and a potential conflict of interest.

     4.   We have removed the reference to "lack of managerial experience".

Should the company be unsuccessful at raising funds the company may be forced to seek a buyer..., page 5

     5. We have expanded the risk factor to include the impact on the investor.

Because we are small we do not have an audit committee and we do not have adequate disclosure controls and procedures..., page 6

     6. We have expanded the risk factor to disclose the nature of the evaluation done by the Board of Directors.

Plan of Distribution, page 14

     7. We have decided to utilize an Escrow Agent for the deposit of the funds. The information regarding the Escrow Agent has been added to this section and througout the Registration Statement where applicable.

     8. We have disclosed that any investor who wishes to subscribe for shares in the offering, should execute a Subscription Agreement and tender it, together with a check, bank draft or cashier's check payable to the Escrow Agent, Frederick C. Bauman, Attorney, 401 N. Buffalo Drive, Suite 100, Las Vegas, NV 89145. Jason Gray, along with the Escrow Agent, will be responsible for the final determination of when all the shares have been sold and the Offering is closed.

     9. Because we are using the services of an Escrow Agent we believe this comment is no longer valid.

     10. Because we are using the services of an Escrow Agent we believe this comment is no longer valid.

     11. There are no conditions that must be met for the subscriptions to be accepted.

Market for Common Equity and Related Stockholder Matters

Restrictions on the Use of Rule 144 by Former Shell Companies, page 24

     12.  We have removed this section as it does not apply to the company.

Management's Discussion and Analysis or Plan of Operations, page 25

Plan of Operation, page 26

     13. We have expanded the disclosure to discuss our plan of operations if not all of the shares are sold and we are forced to return all of the funds.

Complete Our Public Offering, page 26

     14.  We have corrected the disclosure to 180 days.

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
Software Application Updates and Changes to Accommodate Beyond.com, page 26.

     15. We have a contractural relationship with Beyond.com. We have added a copy of the contract to the exhibit list and disclosed the terms of the contract in the Description of Business section.

Directors, Executive Officers, Promoters and Control Persons, page 29

     16.  We  have   disclosed  the  names  and  principal   businesses  of  the
          corporations in which Mr. Gray worked from 2009 to 2012.

Exhibit 10.1

     17. We have clarified the subscription agreement to indicate there is no minimum amount of subscription required per investor and that the company will not be able to spend any of the proceeds unless all the shares are sold and all proceeds are received.

We acknowledge and understand that the Company and management are responsible for the accuracy and adequacy of the disclosures made in our filings.

The Company further acknowledges the following:

     * Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that our responses and revisions address the comments raised in your letter to us dated March 12, 2012. However, we will provide further information upon request. In addition a new Director has been added to the Board of Directors and the relevant disclosure has been included in the amendment.

Sincerely,


/s/ Jason Gray
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Jason Gray
President & Director

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